Navitas Semiconductor Corporation 3520 Challenger Street Torrance, CA 90503-1640 Tel.: (844) 654-2642

VIA EDGAR

April 26, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention: Gregory Herbers

Re:	Navitas Semiconductor Corporation
Registration Statement on Form S-3
File No. 333-269752

Request for Acceleration of Effective Date
	Requested Date:	April 28, 2023
	Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, Navitas Semiconductor Corporation respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced registration statement, and declare the registration statement effective as of 4:00 p.m., Eastern Time, on Friday, April 28, 2023, or as soon thereafter as practicable.

It would be appreciated if, as soon as the registration statement is declared effective, you would so inform the undersigned at (844) 654-2642 or via email to paul.delva@navitassemi.com.

Yours very truly,

NAVITAS SEMICONDUCTOR CORPORATION

By:	/s/ Paul D. Delva
Paul D. Delva
Sr. V.P., General Counsel and Secretary